Exhibit 1.1

Investor Relations	Media Relations

Craig Celek CDC Corporation 212.661.2160 craig.celek@cdccorporation.net	Jen Buchhalter Articulate Communications Inc. 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

CDC SOFTWARE SUBMITS LETTERS TO ONYX AND SEC REGARDING

PROPOSED ACQUISITION OF ONYX

[Atlanta and Hong Kong, June 22, 2006] CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that it has submitted letters to the board of directors of Onyx Software and to the SEC regarding its proposed acquisition of Onyx.

In its letter to the board of directors of Onyx, CDC Software reiterates its proposed superior competing transaction announced on June 20, 2006. The letter also raises conflict of interest issues created by the unusually high breakup fees, estimated at $0.24 per Onyx share, in the definitive agreement with M2M Holdings. As a concerned Onyx shareholder, CDC Software requests that the break fees be abandoned so that the fees can be paid to Onyx shareholders, rather than to M2M Holdings, through the course of the proposed acquisition by CDC Software. CDC Software is prepared to challenge the breakup fees in court, if it enters into a definitive agreement with Onyx. The company is awaiting a reply from the independent directors of Onyx and ready to commence negotiations.

In the letter to the SEC, CDC Software expresses its concern that Onyx may have failed to adequately consider prior proposals from CDC Software because M2M Holdings intends to keep the current Onyx management in place.

Both letters referenced above are attached to this press release.

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June 21, 2006

The Board of Directors
Onyx Software Corporation
1100 112th Avenue Northeast
Suite 100
Bellevue, Washington 98004

We are writing to reiterate the terms of our proposal to acquire Onyx Software Corporation.

We are prepared to offer Onyx shareholders $5.00 per share comprised of 50% cash and 50% registered Class A Common Shares of CDC Corporation. The Share portion of our offer would be protected by a “collar” such that Onyx shareholders would be protected against a decrease in CDC Share value of more than $0.50. Our offer is not subject to any financing contingency. We are prepared to increase our offer if we are afforded reasonable due diligence, and that diligence indicates such an increase. In addition, the “mix” of considerations also remains negotiable.

We have attached to this letter a standard form of confidentiality agreement which we are prepared to execute with Onyx immediately. We think it appropriate that the confidentiality agreement protects Onyx’s confidential business information without restricting our ability to address Onyx shareholders directly. We are prepared to commence our due diligence promptly upon execution of this confidentiality agreement. In the event Onyx believes the attached standard form of confidentiality agreement is materially less favorable to Onyx than the confidentiality agreement it has entered into with M2M, then please submit to us the form of confidentiality agreement Onyx has entered into with M2M for our review and consideration.

We believe that our proposal constitutes a Superior Competing Transaction under your Merger Agreement with M2M Holdings Inc. We do not believe Onyx has seriously considered our prior offers and we note that Loeb Partners Corporation, a significant shareholder, stated its concurrence with this belief in its April 20, 2006 13D filing. We believe that the Onyx Board’s fiduciary duties mandate that the Board immediately commence negotiation with us on our $5.00 per share offer.

As an Onyx shareholder, we were deeply troubled with the size of the break-fees and expense obligations which significantly dissuades competing bids and limit the premium a competing bidder can offer to Onyx’s shareholders. Rather than using such amounts to benefit shareholders, the Onyx board has in effect decided to line the pockets of M2M and, by dissuading competing bids, existing Onyx management who keep their positions after the acquisition.

The merger agreement provides for the payment of up to $4.5 million in fees and expenses from Onyx to M2M in connection with the termination of the merger agreement in the event Onyx enters into an agreement for a superior competing transaction. Based upon approximately 18.5 million Onyx shares outstanding, the break-fees and expenses Onyx would be required to pay to M2M amount to in excess of $0.24 per Onyx share.

We believe this excessive break up fee and expense reimbursement provision should be abandoned, and the $0.24 per share should be distributed to Onyx shareholders. If we enter into a merger agreement with you, we are prepared in that connection to take legal action to challenge the fees for the benefit of shareholders. In other words, if the court strikes down the breakup fees, we will pay the $0.24 per share to the shareholders, enhancing our already superior offer.

We stand ready to commence negotiation of our superior competing offer immediately.

Sincerely yours,

CDC Corporation

By: /s/ Peter Yip

Chief Executive Officer

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June 21, 2006

Mr. Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Onyx Software Corporation — Schedule 14A Filed on June 16, 2006

Ladies and Gentlemen:

We are writing to bring your attention to the fact that we are a competing bidder for Onyx Software Corporation as set forth in the attached letter to the Board of Onyx.

As noted in the letter, we believe our proposal constitutes a Superior Competing Transaction under the Merger Agreement between Onyx and M2M Holdings Inc. We do not believe that Onyx has seriously considered our prior offers and we note that Loeb Partners Corporation, a significant shareholder of Onyx, stated its concurrence with this belief in its recent 13D filing dated April 20, 2006. We note that one of the reasons that Onyx may have failed to adequately consider our prior offers is we believe that M2M Holdings intends to keep the current Onyx management in place.

We are currently reviewing the Proxy Statement filed by Onyx on June 16, 2006 and may provide comments on it.

If you wish to receive further information or to discuss any of the above matters further, please do not hesitate to contact our representatives at Milbank, Tweed, Hadley & McCloy, our outside counsel, either John O’Connor (212-530-5548; joconnor@milbank.com) or James Ball (212-530-5515; jball@milbank.com), or Kim Liou, our Senior Counsel (650-654-4399; kim.liou@cdcsoftware.com).

Very truly yours,

CDC Corporation

By: /s/ Peter Yip

Chief Executive Officer

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MUTUAL CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT

This Mutual Confidentiality and Non-Disclosure Agreement (“Agreement”) is made and entered into on this      day of June, 2006 by and between Onyx Software Corporation, a Washington corporation (“Onyx”) and CDC Corporation, a Cayman Islands corporation (“CDC”). Onyx and CDC shall be collectively referred to herein as the “Parties”.

WHEREAS, the Parties may consider a possible negotiated transaction for the sale of the assets or shares of Onyx to CDC (the “Transaction”);

WHEREAS, during such evaluation and negotiations, the Parties may exchange certain Confidential Information (defined below) related to Onyx or the Transaction; and

WHEREAS, the Parties agree to exchange such Confidential Information subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the above-stated premises as well as other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Definitions:

“Confidential Information” shall mean information, whether written or oral, received by a Party or its Representatives (defined below) that relates to the other Party and is not generally available to the public or known in the industry in which the other Party is engaged, or which would logically be considered confidential and/or proprietary, or which would do the other Party harm if divulged, or which is marked “Confidential” or “Proprietary” by the Party providing such information. Without limiting the generality of the foregoing, Confidential Information includes (i) information relating to research, development, inventions, information systems, financial or other economic information, accounting, engineering, associate relations, marketing, merchandising, and selling; (ii) potential sources of financing; and (iii) all analyses, compilations, forecasts, studies or other documents prepared in connection with the review and possible consummation of the Transaction. In the event Confidential Information is the basis of, is incorporated into, or is reflected in other documents, whether separately or jointly generated by the Parties, such other documents shall be deemed Confidential Information subject to the terms of this Agreement.

“Representatives” shall mean the respective directors, officers, employees, affiliates, representatives (including, without limitation, financial advisors, brokers, attorneys and accountants) or agents of each Party or its subsidiaries, whichever the case may be.

2. Non-Disclosure Obligation.

(a) The receiving Party, for a period beginning with the date of disclosure and continuing for one (1) year, shall keep the Confidential Information strictly confidential and shall maintain the other Party’s Confidential Information with the same degree of care as is normally used in the protection of its own confidential and proprietary information. Each Party further agrees not to use Confidential Information for any purpose, except for the purpose of determining the desirability of a Transaction.

(b) Each Party shall limit access to the Confidential Information to those Representatives (i) who need to know such information solely for the purpose of evaluating the Transaction; (ii) who have been informed of the confidential nature of such information; and (iii) who agree to act in accordance with the terms of this Agreement.

(c) Each Party shall cause their respective Representatives to observe the terms of this Agreement and shall be responsible for any breach of this Agreement by any of its Representatives. Each Party shall take all reasonable measures, including without limitation court proceedings, to restrain its Representatives from unauthorized disclosure or use of the Confidential Information.

(d) The restrictions set forth in this Section 2 shall not apply with respect to Confidential Information which (i) is already available to the public; (ii) becomes available to the public through no fault of either Party or its Representatives; (iii) is already known to the receiving party on a non-confidential basis, as shown by written records in the receiving party’s possession at the time that the Confidential Information was received; or (iv) becomes available on a non-confidential basis from a source that, to best of the knowledge of the non-disclosing Party, is not under an obligation to either Party.

3. Proprietary Interest. Nothing in this Agreement shall be construed to grant the recipient a license to any Confidential Information disclosed or to any patents, trademarks, copyrights or any other intellectual property derived from the Confidential Information disclosed.

4. Disclosures Required By Law. In the event either Party is required by law, regulation, stock exchange requirement or legal process to disclose any of the Confidential Information, the disclosing Party must promptly notify the non-disclosing party in writing prior to such disclosure. In the event that such disclosure of Confidential Information is required, the non-disclosing party can seek an appropriate protective order or waive compliance with the terms of this Agreement. In the notice, the disclosing Party shall provide sufficient details concerning the nature of such disclosure and reaffirm that if a disclosure must, in the opinion of its counsel, be made, it shall be limited solely to the information legally required and that reasonable efforts have been made to keep Confidential Information confidential.

5. Termination of Transaction. If either Party decides not to proceed with the Transaction, the Party will notify the other Party of this decision, and, upon written request from the disclosing Party, the receiving Party, at its own expense and within five (5) days, will return all Confidential Information to the disclosing Party. All documents, memoranda, notes and other writings prepared by either Party based upon the Confidential Information shall be kept confidential in accordance with this Agreement and will be retained only to the extent necessary to protect the Party’s legitimate interests not inconsistent with the purposes and provisions of this Agreement. Any oral information or retained documents will continue to be subject to the terms of this Agreement.

6. Accuracy of Information. Neither Party, at this time, makes any implied or express representations or warranties as to the accuracy or completeness of the Confidential Information and none of the Parties or their respective Representatives will have any liability to the other resulting from its use of the Confidential Information. Each Party further agrees that it is not entitled to rely on the accuracy or completeness of the Confidential Information and each Party will rely solely on the representations and warranties included in any of the definitive agreements executed between the Parties with respect to the Transaction.

7. Securities Laws. Each Party is aware and will advise its respective Representatives, who are informed of the matters that are subject of this Agreement, of the restrictions imposed by the United States securities laws on the purchase or sale of securities by any person who has received material, non-public information about either Party and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance on such information.

8. Solicitation of Employees. Without the other Party’s written consent, each Party agrees that, beginning with the date of this Agreement and continuing for a period of six (6) months, neither it nor any of its affiliates will directly or indirectly solicit for employment or employ any management employee of the other Party with whom such Party has had contact, or who is identified by such Party, in connection with the review of the Confidential Information, consideration of the Transaction or investigation of the Transaction. This section, however, shall not prevent such Party from hiring any employee of the other Party who independently seeks employment with such Party or who is responding to a recruitment advertisement published by such Party not specifically directed towards employees of the other Party and its subsidiaries.

9. Additional Communications. Onyx and CDC agree that (i) all communications and requests for additional information, facility tours or management meetings, or (ii) discussions regarding the Transaction, will be submitted or directed to CDC’s Vice President of Strategy and Onyx’s Chief Executive Officer, respectively, and any other person as may be designated in writing. It is expressly understood by the Parties that this Agreement is not intended to, and does not, constitute an agreement to consummate a Transaction or to enter into a definitive Transaction agreement, and neither Party will have any rights or obligations of any kind whatsoever with respect to a Transaction by virtue of this Agreement or any other written or oral expression by either Party hereto or their respective Representatives unless and until a definitive agreement relating thereto between Onyx and CDC is executed and delivered, other than for the matters specifically agreed to herein. Except for the breach of any terms of this Agreement, unless and until a written definitive agreement concerning the Transaction has been executed, neither Onyx and any of its Representatives nor CDC and any of its Representatives will have any liability to the other Party with respect to the Transaction, whether by virtue of the Agreement or any other written or oral expression with respect to the Transaction or otherwise.

10. Remedies. The Parties acknowledge that remedies at law may be inadequate to protect them against any actual or threatened breach of this Agreement by the other Party, and without prejudice to any other rights and remedies otherwise available to either Party, the Parties agree that the non-defaulting Party shall be entitled to seek injunctive or other equitable relief as a remedy for any such breach. Such a remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement but shall be in addition to all other remedies available to the non-defaulting Party at law or equity. In the event of litigation relating to this Agreement, the losing Party shall reimburse the prevailing Party their costs and expenses including, without limitation, legal fees and expenses, incurred in connection with all such litigation.

11. No Waiver. The Parties agree that no failure or delay by either Party in exercising any right, power or privilege hereunder will operate as a waiver thereof; nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

12. Choice Of Law. The parties mutually acknowledge and agree that this Agreement shall be construed and enforced in accordance with the laws of the State of New York.

13. Entire Agreement. This Agreement contains the entire agreement between Onyx and CDC concerning the confidentiality of the Confidential Information, and no modifications of this Agreement or waiver of the terms and conditions hereof will be binding upon the Parties unless approved in writing by each Party.

14. Authorization. Each of the undersigned individuals represent and warrant that he/she has the power and authority to enter into this Agreement and bind their respective companies as their authorized representatives.

15. Titles. The titles used herein are for convenience only and shall not be considered in construing or interpreting any of the provisions of this Agreement.

16. Miscellaneous. The Parties agree that this Agreement shall be binding upon the Parties, their Representatives, transferees, successors and assigns. The terms and provisions of this Agreement shall be deemed severable, and in the event that any term or provision hereof or portion thereof is deemed or held to be invalid, illegal or unenforceable, the remaining terms and provisions hereof and portions thereof shall nevertheless continue and be deemed to be in full force and effect.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and year written above.

CDC CORPORATION	ONYX SOFTWARE CORPORATION
By:	By:

Title:	Title:

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About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website: http://www.cdccorporation.net.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA).

For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of corporate restructurings and strategic initiatives at the company, anticipated consummation of a strategic transaction, and further actions to be taken following consummation of such a transaction. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following: whether any anticipated strategic initiatives are ever consummated; the final structure of any proposed transaction; the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.